Exhibit 99.1

PRESS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES DECLARES MAY 2017 DISTRIBUTION

BROOKFIELD NEWS, April 18, 2017 – The Board of Trustees of Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced a distribution of $0.1092 per trust unit payable on May 15, 2017 to holders of Trust units of record at the close of business on April 28, 2017.

The distributions are declared in Canadian dollars. Registered unitholders resident in Canada will receive payment in Canadian dollars and registered unitholders resident in the United States will receive the U.S. dollar equivalent unless they request otherwise. The U.S. dollar equivalent of the distribution will be based on the Bank of Canada exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada exchange rate on the preceding business day. Beneficial unitholders will receive payment in Canadian dollars unless they request to receive the U.S. dollar equivalent.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Director, Investor Relations

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com